UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 0-54022

GLORIOUS PIONEER INVESTMENTS LTD.
(Translation of registrant’s name into English)

AKARA BUILDING
24 DE CASTRO STREET
WICKHAMS CAY 1, ROAD TOWN
TORTOLA, BRITISH VIRGIN ISLANDS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.       Form 20-F  X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes __               No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

CURRENT INFORMATION:  CHANGE IN CONTROL

On May 18, 2011 Peter Buhl Nielsen transferred 50,000 ordinary shares in Glorious Pioneer Investments Ltd. to Eternal City Investments Ltd.  The 50,000 ordinary shares represent all of the issued and outstanding capital stock in Glorious Pioneer Investments Ltd.  In exchange for the shares, Eternal City Investments Ltd. paid $6,500 to Peter Buhl Nielsen and assumed the liability of Peter Buhl Nielsen to pay to Glorious Pioneer Investments Ltd. the unpaid portion of the par value of the shares, i.e. $43,500.

Wei Guo, who is the sole director and sole officer of Glorious Pioneer Investments Ltd., is the sole shareholder of Eternal City Investments Ltd., which is a corporation organized under the laws of the British Virgin Islands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLORIOUS PIONEER INVESTMENTS LTD. (Registrant)

Date: May 25, 2011	By:	/s/ Wei Guo
	Name:	Wei Guo
	Title:	Chief Executive Officer